UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LONESTAR RESOURCES US INC.

(Name of Issuer)

Class A Voting Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

54240F103

(CUSIP Number)

Chambers Energy Management, LP

600 Travis Street, Suite 4700

Houston, TX 77002

(713) 554-6770

Attention: J. Robert Chambers

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54240F103	13D	Page 1 of 6 Pages

1	Names of reporting persons CEC GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO (Limited Liability Company)

CUSIP No. 54240F103	13D	Page 2 of 6 Pages

1	Names of reporting persons CEC Fund III GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO (Limited Liability Company)

CUSIP No. 54240F103	13D	Page 3 of 6 Pages

1	Names of reporting persons Chambers Energy Capital III, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

CUSIP No. 54240F103	13D	Page 4 of 6 Pages

1	Names of reporting persons J. Robert Chambers
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 54240F103	13D	Page 5 of 6 Pages

Explanatory Note

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 6, 2017 (as amended to date, the “Schedule 13D”), relating to the Class A Voting Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Lonestar Resources US Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On November 30, 2020, the conditions to effectiveness of the Joint Prepackaged Plan of Reorganization for the Issuer and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code, (the “Plan”) were satisfied or waived and the Company emerged from Chapter 11. Upon effectiveness of the Plan, all previously issued and outstanding equity interest in the Issuer were cancelled and the Issuer issued new shares of Common Stock, par value $0.001 (the “New Common Stock”), to holders of the Issuer’s previously issued equity securities in a transaction exempt from registration under the Securities Act of 1933, as amended.

As a result, the shares of Series A-1 preferred stock previously held by the Reporting Persons were cancelled, and the Reporting Persons ceased to be the beneficial owner of any shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

This Amendment No. 7 is being filed on behalf of the Reporting Persons to report that, as of November 30, 2020, the Reporting Persons do not beneficially own any shares of Class A Common Stock.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	As of November 30, 2020, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock.

CUSIP No. 54240F103	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2020

CEC GP, LLC

By:	/s/ J. Robert Chambers
Name:	J. Robert Chambers
Title:	Managing Member

CEC FUND III GP, LLC
By:	CEC GP, LLC, its sole member

By:	/s/ J. Robert Chambers
Name:	J. Robert Chambers
Title:	Managing Member

CHAMBERS ENERGY CAPITAL III, LP
By:	CEC Fund III GP, LLC, its general partner
By:	CEC GP, LLC, its sole member

By:	/s/ J. Robert Chambers
Name:	J. Robert Chambers
Title:	Managing Member

/s/ J. Robert Chambers
J. Robert Chambers